December 10, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-0504

Attention: Jeffrey Long

VIA EDGAR

Re:	Registrants:	Natixis Funds Trusts I, Natixis Funds Trust II, Natixis Funds Trust IV, Gateway Trust, Hansberger International Series, Loomis Sayles Funds I and Loomis Sayles Funds II

	File Nos.:	811-04323, 811-00242, 811-09945, 811-22099, 811-07729, 811-08282, and 811-06241

Dear Mr. Long,

This letter responds to your comments received by telephone on November 12, 2013 regarding certain filings by the above-referenced registrants (each, a “Registrant”) on behalf of certain of their series funds (each, a “Fund”). For your convenience, we have summarized each comment below, followed by the Registrants’ responses. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrants in their respective filings.

Amended Registrant Information Filed in EDGAR:

1.	Comment. Pursuant to U.S. Securities and Exchange Commission (“SEC”) Rules, Registrant filings in EDGAR may be amended from time to time, as deemed necessary. When such an amendment is filed with the SEC please include a letter of explanation describing the amendment in future filings. With regard to the following three amended Registrant filings within EDGAR please provide an explanation outlining the reasons for the filings.

Registrant	Filing Type	Date of Amended Filing

Loomis Sayles Funds I	Form N-SAR –A/A	June 12, 2013
Loomis Sayles Funds II	Form N-SAR –A/A	June 12, 2013

Loomis Sayles Funds II	Form N-Q/A	October 15, 2013

Natixis Funds Trust II	Form N-CSRS/A	September 5, 2013

Response. As a result of our quality control process to review the accuracy of Registrant filings with the SEC, we noted the following three instances where an amended filing was required. The June 12, 2013 Form N-SAR amendments for Loomis Sayles Funds I and Loomis Sayles Funds II were filed because the results of a Special Meeting of Shareholders that was held on March 18, 2013 to elect four nominees to the Board of Trustees for each Trust had not been included as an exhibit to the original Form N-SAR filings. The October 15, 2013 Form N-Q amendment for Loomis Sayles Funds II was filed because the original Form N-Q erroneously included the Portfolio of Investments for the Loomis Sayles Institutional High Income Fund rather than the Loomis Sayles High Income Fund. The September 5, 2013 Form N-CSR amendment for Natixis Funds Trust II was filed because the semi-annual report for the McDonnell Intermediate Municipal Bond Fund was inadvertently omitted from the original filing. The amended filing was still within the 10 day period allowable by Form N-CSR, so a cover letter including the reason for the filing was not included. We will amend our procedures to require that any future amended filings be accompanied by a letter that explains the reasons for the amendment.

Annual Report Filings:

2.	Comment. On July 30, 2010, SEC Associate Director Barry D. Miller issued a letter to Karrie McMillan, General Counsel of the Investment Company Institute, outlining observations made by the SEC’s Division of Investment Management about current derivatives-related disclosures by investment companies in registration statements and shareholder reports. These observations were provided to give investment companies guidance for providing investors with more understandable disclosures related to derivatives, including the risks associated with them. The letter reminds funds that the Management Discussion of Fund Performance (“MDFP”) in shareholder reports should be consistent with operations reflected in the financial statements, and a fund whose performance was materially affected by derivatives should discuss that fact, whether or not derivatives are reflected in the portfolio schedule at the close of the fiscal year. For a fund like the Loomis Sayles Strategic Alpha Fund that has significantly invested in derivatives, the SEC Staff would have expected that the MDFP discuss how swaps affected the Fund’s performance for the period ended December 31, 2012, particularly given that the Statement of Operations disclosed that there was a net realized loss of $-11,287,442 and a net change in unrealized appreciation of $3,029,969 from swap agreements. Please comment on how the Fund’s MDFP for that period end complies with the guidance in the above-referenced letter. Please also comment on any related materiality judgments, if any, which may have been made with regard to the performance of these instruments and the related disclosures in the MDFP.

Response. Management has established a materiality threshold for reporting on derivative performance in each fund’s respective MDFP. Currently, investment performance (contribution or detraction) for a category of derivative instruments (futures, options, swaps, etc.) must exceed the lower of 50 basis points or 20 percent of the total return of the fund to require commentary in the MDFP. Investment performance amounts for derivative instruments are determined through the use of proprietary portfolio attribution computations performed by each Fund’s investment manager.

For the 12 months ended December 31, 2012, Class A shares of the Loomis Sayles Strategic Alpha Fund returned 12.24% at net asset value. Investment performance from swap contracts, based on the investment manager’s portfolio attribution calculations, detracted from the Fund’s total return by approximately 140 basis points during the fiscal year. Commentary about the detraction from fund performance related to swap contracts is noted in the last paragraph of the Explanation of Fund Performance section of the MDFP as follows: “Positions in investment-grade and high-yield credit default swaps (CDS) and indexes (CDX) weighed on performance, as we sought to protect capital and mitigate risk.”

3.	Comment. Item 27(d)(1) of Form N-1A (Expense Example) requires certain disclosures within the annual and semi-annual reports related to fund expenses and the calculations used to determine the disclosed amounts. Specifically, within the “Understanding Fund Expenses” section of the annual reports examined, the footnote to the expense example tables does not disclose the actual number of days utilized in the most recent fiscal half-year period; rather, it simply includes the phrase “multiplied by the number of days in the most recent fiscal half-year.” Please insert the exact number of days in the most recent fiscal half-year used in the calculation for all future shareholder reports.

Response. Management acknowledges this requirement and has started this disclosure for Funds with an annual reporting period ending on September 30, 2013. This disclosure practice will be incorporated into future reports for all Funds.

4.	Comment. With respect to a specific security held by Loomis Sayles Institutional High Income Fund as of September 30, 2012, is it in default with respect to interest and/or principal payments and is income from this security being accrued currently?

Security description as reflected in the annual report

Atlas Air Pass Through Trust, Series 1998-1, Class C, 8.01% 7/02/2011(f)(g)

(f) Maturity has been extended under the terms of a plan of reorganization.

(g) Non-Income producing security.

Response. Pursuant to the terms of a plan of reorganization agreed to by bond holders, the obligor is not in default with regard to interest and principal payments due on these bonds. Interest income from this security is not being accrued currently. The plan of reorganization contains provisions with respect to the prioritization of interest and principal payments for these bonds. Class C bonds are eligible to receive interest payments after Class A and Class B bond holders receive their full allocable interest payments. Starting in April 2012, Class A and Class B bond holders were paid their full monthly allocable interest payment out of the monthly rental income received by the obligor. Excess available monthly income, after the payment of Class A and Class B interest expense, was available for payment to Class C bond holders for prior year interest amounts. The Fund received partial interest payments on a monthly basis starting in April 2012, through the end of the fiscal year, September 30, 2012. These partial interest payments constitute payment towards accumulated interest due on the bonds from prior years. Principal amounts due on these Class C bonds are also subject to the same prioritization payment schedule where the principal balance on Class A and Class B bonds must be paid off before principal repayments will begin on Class C. The Fund has not received any principal repayments on the Class C bonds. Whereas management believes that the collection of current interest is in doubt, including consideration that the bonds are trading flat in the market, the security has been identified as “non-income producing.”

5.	Comment. Please confirm that CGM Advisor Targeted Equity Fund has met the requirements to be classified as a “Diversified company,” as defined under Section 5 of the Investment Company Act of 1940. Based on a review of the market values for the Fund’s holdings at December 31, 2012, it appears that the Fund holds several securities in excess of 5% so the Fund may not meet the requirements to be a “Diversified company.”

Response. Management confirms that the CGM Advisor Targeted Equity Fund has met the requirements to be classified as a “Diversified company” as defined under Section 5 of the Investment Company Act of 1940 (the “1940 Act”). The investment manager for the Fund employs a daily compliance test (coincident with portfolio trading) for this Fund to ensure that the requirements of Section 5 of the 1940 Act are met, following the guidance the SEC Staff articulated in Armstrong Associates, Inc., 1973 SEC No-Action Letter. LEXIS 220 (Sept. 9, 1973).

6.	Comment. With respect to a security issued by Nortel Networks (“Nortel”) held by Loomis Sayles High Income Opportunities Fund at September 30, 2012, please explain why the Fund is valuing the security in the Fund’s portfolio at a premium over the principal value in light of its default status.

Security description as reflected in the annual report

Nortel Networks Capital Corp., 7.875%, 6/15/2026 (d)

(d) The issuer is in default with respect to interest and/or principal payments. Income is not being accrued.

The annual report for this Fund indicates that the above-referenced Nortel bond is valued at $626,875, which represents a premium valuation for a bond with a principal value of $590,000.

Response. Nortel filed for Chapter 11 bankruptcy protection in 2009 after the company was unable to pay the interest on billions of dollars’ worth of debt. In 2011 a bidding group led by Apple Inc., that also included Microsoft Corp. and Sony, agreed to buy the remaining patents from Nortel for $4.5 billion. This news moved the price of many Nortel bonds over par as investors were optimistic that the bonds would pay off at the full contract rate, including the past-due interest payments. At the time the Fund sold these bonds in October and November 2012 (at prices ranging between 107 and 110) final resolution in bankruptcy court concerning Nortel obligations for interest payments for these debentures had not been finalized.

7.	Comment. With respect to a security issued by Reichhold Industries, Inc. held by Loomis Sayles Institutional High Income Fund at September 30, 2012 that pays interest in kind, future shareholder reports should describe the amount of interest that is payable in-kind and the amount of interest that is payable in cash for all bonds where a portion of the interest payment will be paid-in-kind.

Security description as reflected in the annual report

Reichhold Industries, Inc., 9.00%, 5/08/2017, 144A(c)(d)

(c) Illiquid security.

(d) All or a portion of interest payment is paid-in-kind.

Response. Debt instruments that have a feature allowing for payment of all or a portion of the interest attributable to a particular interest payment period generally give the obligor the discretion to determine how much, if any, of the interest payment will be made in cash or through the issuance of additional debt (payment-in-kind). Management has previously reported that “All or a portion of interest payment is paid-in-kind” for debt securities with this feature, where a financial statement reporting date occurs within an interest payment period. This disclosure was chosen to reflect the fact that the character of the current interest payment (cash or payment-in-kind) for these debentures may not have been known at balance sheet date. Starting with the financial reporting period ending on September 30, 2013 management has modified the disclosure for pay-in-kind debt instruments as follows:

“Payment-in-kind security for which the issuer has the option at each interest payment date of making interest payments in cash or additional debt securities. For the period ended September 30, 2013, the issuer paid out 100% of the interest payments in kind.”

This disclosure practice will continue for future reports for all Funds, where applicable.

8.	Comment. Within the December 31, 2012 financial statements for ASG Diversifying Strategies Fund, ASG Global Alternatives Fund and ASG Managed Futures Strategy Fund it was noted that the Financial Highlights Information contains four different columnar disclosures related to the ratios of expenses to average net assets. Reading from left to right the first expense column reflects the ratio of average net assets to net expenses, excluding interest expense. The third expense column states the ratio of average net assets to net expenses including interest expense. For future shareholder reports, the expense ratio information (as required by instruction 4(b) within Item 13(a) of Form N-1A) should be reflected as column one in a prominent manner. Please consider adding the supplemental disclosures currently contained in columns one and two in a footnote to the Financial Highlights Information or making these columnar disclosures less prominent if they remain in a columnar format.

Response. Management acknowledges the responsibility to prominently disclose expense ratio information, as required by instruction 4(b) within Item 13(a) of Form N-1A for the Funds. Accordingly, the Financial Highlights Information contained in future Fund financial statements will prominently disclose expense ratio information including interest expense over the other required and supplemental expense ratio disclosures.

9.	Comment. As stated in the Financial Highlights section of the annual report of the Loomis Sayles Inflation Protected Securities Fund for the period ended September 30, 2012, the portfolio turnover rates for the fiscal -years ended September 30, 2011 and September 30, 2012 were 20% and 166%, respectively. Please explain how the disclosures, if any, relating to this significant change in the portfolio turnover rate complies with Item 16(e) of Form N-1A (Portfolio Turnover).

Response. In consideration of the requirements of Item 16(e) of Form N-1A, the Fund included the following disclosure in the “Portfolio Turnover” section of its Statement of Additional Information dated February 1, 2013:

“For the fiscal years ended September 30, 2011 and September 30, 2012 the portfolio turnover rates for the Inflation Protected Securities Fund were 20% and 166%, respectively. The variation in the Fund’s turnover rate from 2011 to 2012 was due to fluctuations in the level of fund assets due to shareholder flows and a change in the portfolio management team.”

In addition, the MDFP section of the Fund’s annual report for the year ended September 30, 2012 contained the following disclosure:

“Fund turnover was elevated during the period because of fluctuations in the level of fund assets due to shareholder flows, and a change in the Portfolio Management Team.”

For the Fund’s annual report for the year ended September 30, 2013, similar disclosure was added to the Financial Highlights information in a footnote. For future annual and semi-annual shareholder reports, management will incorporate the disclosure requirements of Item 16(e), noted above, into the internal controls over financial reporting that it has established for the Fund.

In connection with the above-referenced filing, we acknowledge that:

¡	The Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
¡	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and
¡	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Corporate Finance’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2810.

Very truly yours,

/s/ Coleen Downs Dinneen

Coleen Downs Dinneen

Secretary and Chief Legal Officer

cc:	Russell L. Kane, Esq.
Michael C. Kardok
Michael G. Doherty, Esq.
John M. Loder, Esq

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